FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Cybin Inc. (the "Company")

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Item 2. Date of Material Change

March 13, 2024

Item 3. News Release

News releases with respect to the material change were disseminated by the Company on March 13 and March 19, 2024 through BusinessWire.

Item 4. Summary of Material Change

On March 13, 2024, the Company announced a proposed private placement of common shares (the "Private Placement") in the capital of the Company (the "Common Shares") at a price of US$0.43 per Common Share for aggregate gross proceeds of approximately US$150,000,000.

On March 19, 2024, the Company announced that it had closed the previously announced Private Placement. In connection with the Private Placement, the Company issued 348,837,210 Common Shares for aggregate gross proceeds of US$150,000,000 before deducting fees and expenses of the Private Placement. Bloom Burton Securities Inc. acted as the lead agent for the Private Placement, which also included Haywood Securities Inc.

Item 5. Full Description of Material Change

On March 13, 2024, the Company announced the Private Placement of Common Shares at a price of US$0.43 per Common Share for aggregate gross proceeds of approximately US$150,000,000.

On March 19, 2024, the Company announced that it had closed the previously announced Private Placement. In connection with the Private Placement, the Company issued 348,837,210 Common Shares for aggregate gross proceeds of US$150,000,000 before deducting fees and expenses of the Private Placement. Bloom Burton Securities Inc. acted as the lead agent for the Private Placement, which also included Haywood Securities Inc.

The Company intends to use the net proceeds from the Private Placement for certain Phase 3 drug development activities for its proprietary deuterated psilocybin analog, CYB003, and for working capital and general corporate purposes.

In the United States, the Common Shares were offered on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. The Company has agreed to use commercially reasonable efforts to either: (a) subject to the issuance of a receipt in Canada for an amendment to the Corporation's short form base shelf prospectus dated August 17, 2023, as amended on December 22, 2023 (the "Base Shelf Prospectus") (i) prepare, file with, and have declared effective, by the United States Securities and Exchange Commission (the "SEC") an amendment to its registration statement on Form F-10 (File No. 333-276333) containing the foregoing amendment to the Base Shelf Prospectus, and (ii) file a prospectus supplement to the Base Shelf Prospectus with the Ontario Securities Commission and with the SEC pursuant to General Instruction II.L of Form F-10; or (b) file a registration statement on such other form as may be available to the Company, in either case qualifying the resale of the Common Shares issued in the Private Placement to certain non-Canadian purchasers.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9. Date of Report

March 21, 2024.